UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-38288

Cusip Number: E374397

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

GEX MANAGEMENT, INC.

 (Full name of registrant)

N/A

(Former name if applicable)

12001 N. Central Expressway, Suite 825

(Address of principal executive office (street and number))

Dallas, Texas 75243

(City, state and zip code)

1

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

        Not Applicable

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (the “Report”) by the prescribed date of August 14, 2018, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file its Report on or prior to the fifth (5th) calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Carl Dorvil	(877)	210-4396
(Name)	(Area Code)	(Telephone Number)

2

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3

GEX Management, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2018	By: /s/ Carl Dorvil
Name: Carl Dorvil
Title: Chief Executive Officer

4